UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                   AMERICAN GOVERNMENT INCOME PORTFOLIO, INC.
                                (Name of issuer)

                                  COMMON STOCK
                         (Title of class of securities)

                                    025919101
                                 (CUSIP number)

                                  R. KEITH LONG
                          400 ROYAL PALM WAY, SUITE 204
                            PALM BEACH, FLORIDA 33480
                                 (561) 832-4110

                                 with a copy to

                               MARC S. WOOLF, ESQ.
                              MIRKIN & WOOLF, P.A.
                      1700 PALM BEACH LAKES BOULEVARD #580
                         WEST PALM BEACH, FLORIDA 33401
                                 (561) 687-4460
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  APRIL 1, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X].

                              Page 1 of 11 Pages

                                  SCHEDULE 13D

CUSIP NO. 025919101                                        PAGE 2 OF 11 PAGES
--------------------------------------------------------------------------------
|   1  |   NAME OF REPORTING PERSON
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|      |   Otter Creek Partners I. L. P. 65-0273189
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[X]
|      |                                                          (b)[ ]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS*
|      |   WC
--------------------------------------------------------------------------------
|   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |   Delaware
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   | 441,541
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   | -0-
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   | 441,541
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   | -0-
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |   441,541
--------------------------------------------------------------------------------
|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *          [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |   2.41
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON *
|      |   PN
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 025919101                                        PAGE 3 OF 11 PAGES
--------------------------------------------------------------------------------
|   1  |   NAME OF REPORTING PERSON
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|      |   Roger Keith Long  ###-##-####
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[X]
|      |                                                          (b)[ ]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS*
|      |   PF
--------------------------------------------------------------------------------
|   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |   United States
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   | 178,162
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   | -0-
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   | 178,162
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   | -0-
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |   178,162
--------------------------------------------------------------------------------
|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *          [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |   .97%
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON *
|      |   IN
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 025919101                                        PAGE 4 OF 11 PAGES
--------------------------------------------------------------------------------
|   1  |   NAME OF REPORTING PERSON
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|      |   Long Family Limited Partnership   35-1940885
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[X]
|      |                                                          (b)[ ]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS*
|      |   WC
--------------------------------------------------------------------------------
|   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |   Indiana
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   | 5,000
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   | -0-
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   | 5,000
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   | -0-
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |   5,000
--------------------------------------------------------------------------------
|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *          [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |   .027%
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON *
|      |   PN
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 025919101                                        PAGE 5 OF 11 PAGES
--------------------------------------------------------------------------------
|   1  |   NAME OF REPORTING PERSON
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|      |   Roger Keith Long Individual Retirement Account   312-48-9089
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[X]
|      |                                                          (b)[ ]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS*
|      |   PF
--------------------------------------------------------------------------------
|   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |   United States
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   | 30,000
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   | 30,000
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |   30,000
--------------------------------------------------------------------------------
|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *          [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |   .16%
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON *
|      |   OO
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 025919101                                        PAGE 6 OF 11 PAGES
--------------------------------------------------------------------------------
|   1  |   NAME OF REPORTING PERSON
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|      |   Joan Greco and John Fyfe JTWROS   ###-##-####
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[X]
|      |                                                          (b)[ ]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS*
|      |   PF
--------------------------------------------------------------------------------
|   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |   United States
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   | 294,079
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   | -0-
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   | 294,079
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   | -0-
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |   294,079
--------------------------------------------------------------------------------
|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *          [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |   1.60%
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON *
|      |   IN
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.     SECURITY AND ISSUER.

            This statement relates to shares of common stock (the "Common Stock") of American Government Income Portfolio, Inc. (the "Issuer") which has its principal executive offices at 222 South Ninth Street, Minneapolis, Minnesota 55402-3804

Item 2.     IDENTITY AND BACKGROUND.

            This statement is filed jointly by: (1) Otter Creek Partners I, L.P., a Delaware limited partnership ("Otter Creek"), (2) Roger Keith Long and by Mr. Long on behalf of: (3) the Long Family Limited Partnership, an Indiana limited partnership ("LFLP"), (4) the Roger Keith Long Individual Retirement Account (Delaware Charter & Guaranty Trust as custodian) ("IRA") and (5) Joan Greco and John Fyfe, joint tenants with rights of survivorship ("FYFE") (sometimes collectively referred to as the "Reporting Persons.")

            Otter Creek has its principal business and executive offices at 400 Royal Palm Way, Suite 204, Palm Beach, Florida 33480. Otter Creek is a private investment company. Otter Creek Management Inc., a Delaware corporation ("OCM"), is the sole general partner and investment advisor of Otter Creek. OCM also serves as an investment advisor to other entities. Mr. Long is the sole executive officer, sole director and sole shareholder of OCM. The business address of OCM is 400 Royal Palm Way, Suite 204, Palm Beach, Florida 33480.

            Mr. Long's business address is 400 Royal Palm Way, Suite 204, Palm Beach, Florida 33480. Mr. Long is the sole executive officer, sole director and sole shareholder of OCM. Mr. Long also manages discretionary stock trading accounts for FYFE. Mr. Long is a director and the president and sole shareholder of DP River Corporation, an Illinois corporation engaged in the business of holding real estate.

            FLP has its principal business and executive offices at 400 Royal Palm Way, Suite 204, Palm Beach, Florida 33480. FLP is a family limited partnership engaged in passive investmenting. Mr. Long's father, Jack Long, is the general partner of FLP.

            IRA's address is 400 Royal Palm Way, Suite 204, Palm Beach, Florida 33480. Its principal business activity is investing for retirement.

            FYFE's address is 400 Royal Palm Way, Suite 204, Palm Beach, Florida 33480. Their principal business activity is investing.

            During the last five years, none of the Reporting Persons, nor any of the persons identified in this Item 2, has been

                              Page 7 of 11 Pages
convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the individual Reporting Persons are U.S. citizens.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Otter Creek paid $3,207,349 from its working capital to purchase the 487,500 shares of the Issuer reported herein.

            Mr. Long paid $1,232,683 from his personal funds to purchase the 187,000 shares of the Issuer reported herein.

            LFLP paid $32,175 from its working capital to purchase the 32,175 shares of the Issuer reported herein.

            IRA paid $195,170 from its investment fund to purchase the 30,000 shares of the Issuer reported herein.

            FYFE paid $2,177,077 from their personal funds to purchase the 331,200 shares of the Issuer reported herein.

Item 4.     PURPOSE OF TRANSACTION.

            The Reporting Persons, acting through one or more designees, may seek representation on the Issuer's Board of Directors in order to assist in the management of and in establishing policies for the Issuer.

            The Reporting Persons intend to continue to evaluate the Issuer's financial position, management and business, future developments, market conditions, the price of the Issuer's securities in trading markets and other factors. One or more of the Reporting Persons may, from time to time, purchase or dispose of securities of the Issuer.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Otter Creek owns 441,541 shares of common stock of the Issuer constituting approximately 2.41% of the outstanding common stock.

            Mr. Long owns 178,162 shares of common stock of the Issuer constituting approximately .97% of the outstanding common stock.

            LFLP owns 5,000 shares of common stock of the Issuer constituting approximately .027% of the outstanding common stock.

                              Page 8 of 11 Pages

            IRA owns 30,000 shares of common stock of the Issuer constituting approximately .16% of the outstanding common stock.

            FYFE owns 294,079 shares of common stock of the Issuer constituting approximately 1.60% of the outstanding common stock.

The Reporting Persons acquired and disposed of shares of common stock as set forth below. All such shares were acquired through brokers' transactions.

                        SHARES ACQUIRED BY OTTER CREEK

     TRADE DATE                 NUMBER OF SHARES            PRICE PER SHARE
     ----------                 ----------------            ---------------
       6/9/97                       20,000                       6.204
       7/3/97                       20,000                       6.271
      7/16/97                       65,000                       6.395
      9/12/97                       25,000                       6.381
      12/5/97                      -45,959                       6.910
      1/30/98                       40,000                       6.443
       3/5/98                       16,000                       6.693
       3/6/98                       16,500                       6.694
       3/9/98                      285,000                       6.693

                          SHARES ACQUIRED BY MR. LONG

     TRADE DATE                 NUMBER OF SHARES            PRICE PER SHARE
     ----------                 ----------------            ---------------
       9/5/97                       25,000                       6.381
      12/5/97                       -8,838                       6.910
       2/4/98                       22,800                       6.443
       2/6/98                       25,200                       6.443
      3/10/98                        4,000                       6.693
      3/12/98                       95,000                       6.693
      3/31/98                       15,000                       6.756

                            SHARES ACQUIRED BY LFLP

     TRADE DATE                 NUMBER OF SHARES            PRICE PER SHARE
     ----------                 ----------------            ---------------
      1/9/98                         5,000                       6.435

                            SHARES ACQUIRED BY IRA

     TRADE DATE                 NUMBER OF SHARES            PRICE PER SHARE
     ----------                 ----------------            ---------------
       1/8/98                       20,000                       6.381
      3/30/98                       10,000                       6.755

                               Page 9 of 11 Pages

                             SHARES ACQUIRED BY FYFE

     TRADE DATE                 NUMBER OF SHARES            PRICE PER SHARE
     ----------                 ----------------            ---------------
       7/3/97                       20,000                       6.271
      7/16/97                       35,000                       6.396
      9/10/97                       50,000                       6.380
      12/5/97                      -37,121                       6.910
       2/6/98                       20,000                       6.443
      3/12/98                       95,000                       6.693
      3/12/98                       95,000                       6.693
      3/31/98                        8,300                       6.757
       4/1/98                        7,900                       6.693

            As a group, the Reporting Persons own 948,782 shares of common stock of the Issuer constituting approximately 5.17% of the outstanding common stock.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-
            SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Except as discussed herein, there are no such contracts, arrangements, understandings or relationships.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      April 14, 1998

                                /s/ R. KEITH LONG
                                    R. Keith Long, individually and on
                                    behalf of the Roger Keith Long
                                    Individual Retirement Account
                                    and John Fyfe and Joan Greco,
                                    JTWROS

                               Page 10 of 11 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      April 14, 1998

                                    OTTER CREEK PARTNERS I, L.P.
                                    By: Otter Creek Management, Inc.,
                                        its general partner


                                    By: /s/ R. KEITH LONG
                                        R. Keith Long, President


                                    LONG FAMILY LIMITED PARTNERSHIP

                                    By: /s/ JACK LONG
                                        Jack Long, General Parter

                             Page 11 of 11 Pages